FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 13, 2015

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CELLCOM ISRAEL LTD. ANNOUNCES 4G FREQUENCIES TENDER RESULTS

Netanya, Israel – January 13, 2015 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) hereinafter: the "Company") announced today that the previously reported 4G frequencies tender was held and concluded yesterday. According to the tender committee's announcement, the Company is awarded 3MHZ 1800MHz frequencies (given its existing 1800MHz frequencies) for NIS 6.5 million per 1MHz; Pelephone Communications Ltd. is awarded 15MHz and each of Partner Communications Ltd., Golan Telecom Ltd., Hot Mobile Ltd. and Marathon 018 Ltd. (a new cellular operator) is awarded 5MHZ, for NIS 6.4 – 6.9 million per 1MHz. The results of the tender require the approval of the Minister of Communications.

For additional details see the Company's annual report for the year ended December 31, 2013 on Form 20-F, filed on March 6, 2014 under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business", "- We may be adversely affected by significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business" and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Technology", the company's immediate report regarding the Company's results for the second quarter of 2014 on Form 6-K dated August 11, 2014 under "Other developments during the second quarter of 2014 and subsequent to the end of the reporting period - 4 Generation Network and Network Sharing" and the company's immediate report regarding the Company's results for the third quarter of 2014 on Form 6-K dated November 12, 2014 under "Other developments during the third quarter of 2014 and subsequent to the end of the reporting period - 4 Generation Network and Frequencies".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.010 million cellular subscribers (as at September 30, 2014)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services and most recently – also television of the internet service in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 13, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary